Exhibit 99.4

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

AND

INDEPENDENT AUDITORS’ REPORT

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

Page
Independent Auditors’ Report	1 - 2

Consolidated Financial Statements:
Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Stockholders’ Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8 - 16

This is a copy of the Company’s annual financial statements reproduced from an electronic file. An original copy of this document

is available at the Company’s office.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Galaxy Tool Holding Corporation

Winfield, KS

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Galaxy Tool Holding Corporation and its Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Tool Holding Corporation and its Subsidiaries as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Galaxy Tool Holding Corporation and Subsidiaries, as of and for the year ended December 31, 2011, were audited by other auditors whose report, dated April 13, 2012, expressed an unmodified opinion on those statements.

CERTIFIED PUBLIC ACCOUNTANTS

April 5, 2013

Wichita, KS

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$473,656	$363,206
Accounts receivable less allowance for doubtful accounts of $10,000 and $30,000	5,523,041	3,651,042
Inventories	2,813,369	942,861
Prepaid expenses	74,048	67,800
Deferred income taxes	126,000	899,100

Total current assets	9,010,114	5,924,009

PROPERTY, PLANT AND EQUIPMENT
Land	9,000	9,000
Buildings and improvements	3,071,919	2,868,034
Machinery and equipment	6,919,387	6,880,095
Computer hardware and software	422,852	544,756
Office furniture and fixtures	57,682	92,751
Equipment installations in progress	—	175,814

	10,480,840	10,570,450
Less accumulated depreciation	3,250,913	2,919,319

Net property and equipment	7,229,927	7,651,131

OTHER ASSETS
Goodwill	8,679,091	8,679,091
Customer list, net	2,293,786	3,024,037
Deferred debt issuance costs, net of accumulated amortization of $373,424 and $355,771	21,576	39,229

	10,994,453	11,742,357

	$27,234,494	$25,317,497

	2012	2011
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving credit agreement	$—	$1,110,707
Current maturities of long-term debt	3,730,181	133,737
Accounts payable	1,800,948	1,088,899
Accrued expenses	1,708,303	822,814
Deferred revenue	363,130	95,563
Income taxes payable	240,000	—

Total current liabilities	7,842,562	3,251,720
LONG-TERM LIABILITIES
Long-term debt, less current maturities	2,179,904	6,158,887
Deferred income taxes	2,227,000	2,303,100

Total liabilities	12,249,466	11,713,707

STOCKHOLDERS’ EQUITY
Preferred stock, Series A, par value $.01 per share; 5,000,000 shares authorized and 4,111,907 shares issued and outstanding, total liquidation preference of outstanding shares of $7,324,224; net of offering costs of $83,200	4,028,707	4,028,707
Preferred stock, Series B, par value $.01 per share; 5,000,000 shares authorized and 4,438,093 shares issued and outstanding, total liquidation preference of outstanding shares of $5,620,679; net of offering costs of $300,000	4,138,093	4,138,093
Preferred stock, Series C, par value $.01 per share; 1,000,000 shares authorized and 927,480 shares issued and outstanding, total liquidation preference of outstanding shares of $6,424,032	3,246,178	3,246,178
Preferred stock, Series D, par value $.01 per share; 1,000,000 shares authorized and 1,000,000 shares issued and outstanding, total liquidation preference of outstanding shares of $17,291,908	12,300,000	12,300,000
Common stock, Class A, par value $.01 per share; 200,000 shares authorized and 92,657 share issued and outstanding	927	927
Common stock, Class B, par value $.01 per share; 50,000 shares authorized and 48,093 share issued and outstanding	481	481
Common stock, Class C, par value $.01 per share; 1,000 shares authorized and 1,000 share issued and outstanding; issued for no consideration	—	—
Additional paid-in capital	99,000	99,000
Retained earnings (deficit)	(1,776,880)	(3,158,118)
Excess of consideration paid over consideration contributed by continuing stockholder interests	(7,051,478)	(7,051,478)

Total stockholders’ equity	14,985,028	13,603,790

	$27,234,494	$25,317,497

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2012 and 2011

	2012	2011
Net Sales	$26,178,800	$21,127,383
Cost of goods sold	18,872,154	18,363,948

Gross profit	7,306,646	2,763,435
General and administrative expenses	4,295,610	3,326,950

Operating profit (loss)	3,011,036	(563,515)
Interest expense	692,798	787,785

Income (loss) before income taxes	2,318,238	(1,351,300)
Income tax expense (benefit)	937,000	(478,730)

Net income (loss)	$1,381,238	$(872,570)

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2012 and 2011

									Excess of
									Consideration
									Paid Over Consideration
									Contributed by
	Preferred Stock				Common Stock		Additional	Retained	Continuing
	Series A	Series B	Series C	Series D	Class A	Class B	Paid In Capital	Earnings (Deficit)	Stockholder Interests	Total
Balance, December 31, 2010	$4,028,707	$4,138,093	$3,246,178	$12,300,000	$927	$481	$99,000	$(2,285,548)	$(7,051,478)	$14,476,360
Net (loss)	—	—	—	—	—	—	—	(872,570)	—	(872,570)

Balance, December 31, 2011	4,028,707	4,138,093	3,246,178	12,300,000	927	481	99,000	(3,158,118)	(7,051,478)	13,603,790
Net income	—	—	—	—	—	—	—	1,381,238	—	1,381,238

Balance, December 31, 2012	$4,028,707	$4,138,093	$3,246,178	$12,300,000	$927	$481	$99,000	$(1,776,880)	$(7,051,478)	$14,985,028

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net income (loss)	$1,381,238	$(872,570)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	1,143,039	983,553
Amortization	747,904	753,789
Deferred income tax expense (benefit)	697,000	(367,000)
Loss on sale of equipment	11,174	—
Change in operating assets and liabilities:
Accounts receivable	(1,871,999)	(107,231)
Prepaid expenses	(6,248)	(34,079)
Inventories	(1,870,508)	1,298,283
Income taxes	240,000	8,201
Accounts payable and accrued expenses	1,597,538	85,820
Deferred revenue	267,567	(435,647)

Net cash from operating activities	2,336,705	1,313,119

Cash flows from investing activities:
Purchase of property, plant and equipment	(736,009)	(2,300,050)
Proceeds from sale of property, plant and equipment	3,000	—

Net cash from investing activities	(733,009)	(2,300,050)

Cash flows from financing activities:
Net (payments) borrowings on revolving credit agreement	(1,110,707)	110,707
Borrowings on long-term debt	—	1,104,836
Principal payments on long-term debt	(382,539)	(32,212)

Net cash from financing activities	(1,493,246)	1,183,331

Change in cash	110,450	196,400
Cash at beginning of year	363,206	166,806

Cash at end of year	$473,656	$363,206

Supplemental disclosure of cash flow information:
Interest paid	$683,776	$845,291

Income taxes	$—	$(119,931)

The accompanying notes are an integral part

of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations - Galaxy Tool Holding Corporation and Subsidiaries (d/b/a Galaxy Technologies) is in the business of manufacturing and designing precision tools and parts, fabricating steel and aluminum assemblies, and producing secondary equipment for the customers in the aerospace industry. Additionally, the company serves customers in the plastic products industry with manufacturing and repairing injection and blow molds and designing component parts and secondary equipment. The Company’s customers are located throughout the United States and internationally. The Company is headquartered in Winfield, Kansas, where it has a manufacturing facility.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Galaxy Tool Holding Corporation and its wholly-owned subsidiaries, Galaxy Technologies, Inc. and Encompass Tool & Machine, Inc., hereinafter collectively referred to as the “the Company.” During 2011, Encompass was formally dissolved and its operations were transferred to Galaxy Technologies. All material intercompany related party balances and transactions have been eliminated in the consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of reporting the statements of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable, Trade - Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 to 60 days, depending on the customer. Interest is not charged on past due accounts.

Inventories - Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method. Work-in-process includes material, labor, and allocable factory overhead costs.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method, using estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer list - The Company is amortizing its customer list, using a straight-line method, over a 7  1⁄2 year period.

Goodwill - Goodwill is not amortized, but is subject to an annual impairment test, as well as when an event triggering impairment may have occurred. The Company has elected to perform its annual analysis during the fourth quarter. No indicators of impairment were identified for the years ended December 31, 2012 and 2011.

Deferred debt issuance costs - Deferred debt issuance costs are being amortized over the life of the related loan by the effective interest method.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairment losses recognized in 2012 or 2011.

Deferred revenue - Deferred revenue represents deposits and progress billings on jobs in progress.

Income Taxes - Deferred tax assets and liabilities are recognized for temporary differences and loss carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company’s major tax jurisdictions (Federal and State of Kansas) are 2009, 2010, 2011 and 2012.

Revenue Recognition - Revenue is recognized upon shipment of goods. Shipping and handling charges are included in revenue. Shipping and handling costs are included in cost of goods sold.

Advertising Costs - The Company expenses costs of advertising as they are incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $39,493 and $63,165, respectively.

Subsequent Events - Subsequent events have been evaluated through April 5, 2013, which is the date the financial statements were available to be issued.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	BUSINESS ACQUISITION

On August 22, 2008, the Company acquired 100% of the stock of Galaxy Tool Corporation and its subsidiary, Encompass Tool & Machine, Inc., under the terms of a stock purchase agreement. The stock purchase transaction was accounted for in accordance with EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions, and EITF Issue No. 90-12, Allocating Basis in Individual Assets and Liabilities for Transactions Within the Scope of EITF Issue No. 88-16. The aggregate purchase price was allocated to the assets and liabilities of the Company based upon an allocation of their respective carryover and fair market values. The carryover interest on the transaction was 38.6%. The portion of the acquisition recognized at fair value was 61.4%. The caption “consideration paid over consideration contributed by continuing stockholder interests” within the equity section of the accompanying balance sheets represents the difference between the fair value and the carrying value of the 38.6% carryover interest.

3.	INVENTORIES

Inventories consist of the following at December 31:

	2012	2011
Raw Materials	$392,565	$185,066
Work-in-process parts and labor	2,420,804	757,795

	$2,813,369	$942,861

4.	DEPRECIATION

Depreciation expense for the years ended December 31, 2012 and 2011, based on useful lives shown below, consists of:

	2012	2011	Useful Lives
Building and improvements	$96,704	$75,749	40 years
Machinery and equipment	968,569	849,158	5 to 10 years
Computer hardware and software	72,528	54,517	3 to 5 years
Office furniture and equipment	5,238	4,129	5 to 10 years

	$1,143,039	$983,553

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	INTANGIBLE ASSETS

The net values for intangible assets at December 31, 2012 and 2011 were as follows:

	2012			2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer list	$5,476,880	$(3,183,094)	$2,293,786	$5,476,880	$(2,452,843)	$3,024,037

Goodwill of $8,679,091 was recognized with the acquisition as described in Note 2 and there were no changes in its carrying amount for the years ended December 31, 2012 and 2011.

Amortization expense of the customer list for the years ended December 31, 2012 and 2011 was $730,251. Estimated amortization expense for each of the following four years is:

2013	$730,251
2014	730,251
2015	730,251
2016	103,033

$2,293,786

6.	REVOLVING LINE-OF-CREDIT AND LONG-TERM DEBT

Revolving Line-of-Credit - Under terms of the revolving line-of-credit agreement with a bank, which expires October 2013, the Company may borrow up to $1,500,000, limited to 70% of eligible accounts receivable, 50% of the book value of eligible inventory (inventory is limited to 50% of eligible accounts receivable). The interest rate at December 31, 2012 was 5.75%. The agreement is secured by substantially all of the Company’s accounts receivable, inventories, and equipment. The agreement also contains certain restrictive covenants common to this type of agreement. Outstanding borrowings at December 31, 2012 and 2011 were $0 and $1,110,707, respectively. As of December 31, 2012, the full line is available to be drawn on.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	REVOLVING LINE-OF-CREDIT AND LONG-TERM DEBT (CONTINUED)

Long-term debt at December 31, 2012 and 2011 consists of the following:

	2012	2011

Subordinated notes payable to a stockholder of the Company; interest at the greater of 13.5% or a floating rate equal to the LIBOR plus 9.5% (the rate was 13.5% at December 31, 2012); due in full in August 2013. The loan is collateralized by substantially all assets of the Company. The note is subordinated to the revolving credit agreement and term loan disclosed below. Under the terms of the subordinated note payable agreement, the Company is subject to certain restrictions, which include, but are not limited to, making equity distributions; limitations on indebtedness, capital expenditures, management fees and leases; and restrictions on investments. The Company is also required to comply with certain financial covenants; including minimum EBITDA levels and a fixed charge coverage ratio. The subordinated note payable agreement contains a prepayment premium clause that requires the Company to pay a premium for prepayments on or prior to the maturity date. The dates and percentages related to this clause are 3% of principal prepaid in year one, 2% in year two, and 1% in year three from the anniversary date in August 2010. The note also contains a clause that, as permitted under the subordination agreement, requires the Company to prepay the outstanding amount based on excess cash flow, as defined in the agreement. The note also provides for an exit fee of $1,421,853 plus 4% per annum of the greater of the outstanding principal balance or $4,437,000, payable upon any charge of control that occurs prior to the payoff of the amounts due under the note. See Note 13 for subsequent event.

	$3,220,000	$5,220,000
Note payable to a bank; due in monthly payments of $38,681 including interest at 5.95% through maturity in April of 2017. The loan is collateralized by equipment, accounts receivable, and inventory.	1,765,798	—
Note payable to a bank; due in monthly payments of $16,164 including interest at 5.95% through September 2016 and prime plus 2% thereafter, through maturity in September 2018. The loan is collateralized by equipment, accounts receivable, and inventory.	924,287	1,072,624

	5,910,085	6,292,624
Less current maturities	3,730,181	133,737

	$2,179,904	$6,158,887

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	REVOLVING LINE-OF-CREDIT AND LONG-TERM DEBT (CONTINUED)

Annual maturities of long-term debt at December 31, 2012, are as follows:

Year ending December 31,
2013	$3,730,181
2014	541,379
2015	574,484
2016	611,957
2017	338,516
Thereafter	113,568

$5,910,085

The above maturities do not include the changes in the term debt as described in Note 13.

7.	INCOME TAX

Deferred Income Taxes - Net deferred tax assets (liabilities) consist of the following at December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:
Accounts receivable	$4,000	$12,000
Accrued expenses	101,000	71,700
Contributions	—	3,400
State net operating loss carryforwards (expires 2021)	21,000	812,000

Current deferred tax assets	126,000	899,100

Deferred tax liabilities:
Property, plant and equipment	(1,309,000)	(1,093,500)
Customer list	(918,000)	(1,209,600)

Non-current deferred tax liabilities	(2,227,000)	(2,303,100)

Net deferred tax assets (liabilities)	$(2,101,000)	$(1,404,000)

Income Tax Expense - Income tax expense (benefit) for the years ended December 31, 2012 and 2011 is comprised of the following:

	2012	2011
Current	$240,000	$(111,730)
Deferred	697,000	(367,000)

Total	$937,000	$(478,730)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from operations because of state taxes, nondeductible expenses, and tax credits.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering all employees meeting the eligibility requirements of the plan. The Company contributes a discretionary percentage of employee contributions as determined annually by the Board of Directors. Retirement plan matching expense for the years ended December 31, 2012 and 2011 was $97,514 and $88,202, respectively.

9.	OPERATING LEASES

The Company leases equipment under operating leases expiring in the years 2013 through 2017. Total rent expense under all operating leases amounted to $168,197 and $181,549 for the years ended December 31, 2012 and 2011, respectively.

The following is a schedule of future minimum rental payments required under the operating leases as of December 31, 2012:

Year Ending December 31,
2013	$163,506
2014	107,476
2015	53,477
2016	19,751
2017	3,034

$347,244

10.	COMMON AND PREFERRED STOCK

Common stock consists of Class A, B and C shares. Class A and B shares are voting. Class C shares are non-voting. Upon a triggering event, such as a letter of intent to sell the Company, failure to meet certain EBITDA levels, or a default under the loan agreements, the Class B shares may become Class A shares at the option of the holder. Upon corporate liquidation or dissolution, after preferred shareholders receive their liquidation value, the remaining proceeds are divided between Class A and B shares, except that the proceeds allocated to Class B shares are allocated in part to Class C shares based on certain internal rates of return earned by one of the principal stockholders on his preferred and common stock investment in the Company.

Preferred stock consists of series A, B, C, and D shares carried at the original issue price of $1 per share for Series A and B, $3.50 for Series C and $12.30 for Series D. All shares are designated as nonvoting. However, a majority of Series A, C and D shareholders must approve certain corporate matters of significance, including amendments to the Articles of Incorporation, share issuances or redemptions, asset or stock sales or mergers, hiring of a Chief Executive Officer and change in number of board members. Dividends on the shares are payable when and if declared by the board. Dividends compound annually and are cumulative. Dividend rates are 15% on Series A shares, 6% on Series B, 15% on Series C and 17.5% on Series D. Series D shares have first priority in liquidation or dissolution, receiving their original issuance price plus unpaid dividends. Series C shares have second

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	COMMON AND PREFERRED STOCK (CONTINUED)

priority receiving 1.5 times their original issuance price plus unpaid dividends; followed by Series A shares and lastly Series B shares, both of which receive their original issue price plus unpaid dividends. Dividend payments receive the same priority with Series C dividends payable only if Series D accumulated dividends have been paid, Series A after Series C dividends are paid and Series B after Series A dividends are paid.

All shares may be redeemed at the holder’s option after six years from the date of issuance, which will be August 2014 for Series A and B shares and August 2016 for Series C or D shares, or after satisfaction of all amounts due under loans extended to the Company by the holders (see Note 6). Redemption is mandatory in the case of a qualified public offering of the Company’s common stock.

The agreement between the stockholders also provides for various rights of electing the members of the Company’s Board of Directors and requires consents as to the sale of the Company.

In connection with the acquisition discussed in Note 2, the Company issued warrants to purchase 5,389 Class A common shares for $1 per share to an outside entity for investment banker services. No value was ascribed to the warrants. The warrants expire in August 2020.

As described in Note 13, $8.2 million of preferred D stock was redeemed subsequent to December 31, 2012.

11.	MAJOR CUSTOMERS

Sales to major customers for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
	Percent of Revenues	Percent of Accounts Receivable at December 31	Percent of Revenues	Percent of Accounts Receivable at December 31
Customer A	7%	7%	15%	58%
Customer B	11%	10%	9%	4%

12.	RELATED PARTIES

The Company pays a management services fee to a stockholder. In August 2010 an agreement deferring payment of the fee was entered into with the stockholder. The fee continues to accrue. Total expense for the year ended December 31, 2012 and 2011 was $225,000. Included in accrued expenses at December 31, 2012 and 2011 are fees of $558,750 and $333,750, respectively, that remain payable.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	RELATED PARTIES (CONTINUED)

As discussed in Note 6, the Company has a debt agreement with a stockholder. Interest expense for the year ended December 31, 2012 and 2011 was $527,044 and $704,700, respectively.

13.	SUBSEQUENT EVENT

On February 28, 2013, the Company obtained $12.3 million in additional borrowing from a stockholder increasing the term loan described in Note 6 to $15.52 million. The proceeds were used to redeem $8.2 million of preferred D stock and to pay a $4.1 million dividend on that preferred stock. The exit fee on the term loan increased from 4% to 8.6% and the maturity date was extended to August 2017. The preferred D stock dividend rate was reduced from 17.5% to 6%.